SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-36258

Veren Inc.

(Name of Registrant)

Suite 2000, 585 - 8th Avenue S.W.

Calgary, Alberta, T2P 1G1

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

On March 28, 2025, the Registrant issued a management information circular, a proxy card, letter of transmittal, notice and access, notice of meeting, certificate of abridgement and virtual summit user guide, copies of which are attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5, Exhibit 99.6 and Exhibit 99.7, respectively, and are incorporated herein by reference.

99.1	Information Circular, dated as of March 28, 2025
99.2	Proxy Card
99.3	Letter of Transmittal
99.4	Notice and Access
99.5	Notice of Meeting
99.6	Certificate of Abridgement
99.7	Virtual Summit User Guide

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Veren Inc.
(Registrant)

By:	/s/ Ken Lamont
Name:	Ken Lamont
Title:	Chief Financial Officer

Date: April 4, 2025

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